UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

RXR Acquisition Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

74981W107

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74981W107	SCHEDULE 13G	Page 2 of 8

1	NAME OF REPORTING PERSON RXR Acquisition Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 8,481,000 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,481,000 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,481,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7%(2)
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Consists of 8,481,000 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of RXR Acquisition Corp. (the “Issuer”) acquirable upon conversion of 8,481,000 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), of the Issuer.

(2)

Based upon 8,625,000 shares of Class B Common Stock and 34,500,000 shares of Class A Common Stock reported to be outstanding as of November 12, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 74981W107	SCHEDULE 13G	Page 3 of 8

1	NAME OF REPORTING PERSON RXR Strategic Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 8,481,000 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,481,000 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,481,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7%(2)
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Consists of 8,481,000 shares of Class A Common Stock acquirable upon conversion of 8,481,000 shares of Class B Common Stock owned directly by RXR Acquisition Sponsor LLC (“Sponsor”), a wholly owned subsidiary RXR Strategic Holdings LLC (“Holdings”).

(2)

Based upon 8,625,000 shares of Class B Common Stock and 34,500,000 shares of Class A Common Stock reported to be outstanding as of November 12, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 74981W107	SCHEDULE 13G	Page 4 of 8

1	NAME OF REPORTING PERSON RXR Realty LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 8,481,000 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 8,481,000 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,481,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7%(2)
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

(1)

Consists of 8,481,000 shares of Class A Common Stock acquirable upon conversion of 8,481,000 shares of Class B Common Stock owned directly by Sponsor, a wholly owned subsidiary of Holdings, which is a wholly owned subsidiary of RXR Realty LLC (“Realty”).

(2)

Based upon 8,625,000 shares of Class B Common Stock and 34,500,000 shares of Class A Common Stock reported to be outstanding as of November 12, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 74981W107	SCHEDULE 13G	Page 5 of 8

Item 1.

a)	Name of Issuer:

RXR Acquisition Corp. (the “Issuer”)

b)	Address of Issuer’s Principal Executive Offices:

625 RXR Plaza

Uniondale, New York 11556

Item 2.

a)	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1)	RXR Acquisition Sponsor LLC (“Sponsor”)

2)	RXR Strategic Holdings LLC (“Holdings”)

3)	RXR Realty LLC (“Realty”)

b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

Sponsor: 625 RXR Plaza, Uniondale, New York 11556

Holdings: 625 RXR Plaza, Uniondale, New York 11556

Realty: 625 RXR Plaza, Uniondale, New York 11556

c)	Citizenship:

Sponsor: Delaware limited liability company

Holdings: Delaware limited liability company

Realty: Delaware limited liability company

d)	Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share, of the Issuer (“Class A Common Stock”)

74981W107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

Not applicable.

Item 4.	Ownership

The following information is provided as of December 31, 2021:

Sponsor has sole voting and sole dispositive power with respect to 8,481,000 shares of Class A Common Stock acquirable by Sponsor upon conversion of 8,481,000 Class B Common Stock, par value $0.0001 per share, of the Issuer (“Class B Common Stock”) held directly by Sponsor. The Class B Common Stock is convertible into Class A Common Stock of the Issuer at any time at the option of the holder on a one-for-one basis and will automatically convert into Class A Common Stock at the time of the Issuer’s initial business combination on a

CUSIP No. 74981W107	SCHEDULE 13G	Page 6 of 8

one-for-one basis, in each case, subject to adjustment. As Sponsor is a wholly owned subsidiary of Holdings, which is a wholly owned subsidiary of Realty, each of Holdings and Realty may be deemed to indirectly beneficially own the Class B Common Stock directly beneficially owned by Sponsor. Each of Holdings and Realty disclaim beneficially ownership of all such Class B Common Stock and the Class A Common Stock acquirable by Sponsor upon conversion of the Class B Common Stock, except to the extent of their respective pecuniary interest.

The following sets forth the beneficial ownership of the Class A Common Stock by each of the Reporting Persons as of December 31, 2021:

a)	Amount beneficially owned:

(i)	Sponsor is the beneficial owner of 8,481,000 shares of Class A Common Stock

(ii)	Holdings is the beneficial owner of 8,481,000 shares of Class A Common Stock

(iii)	Realty is the beneficial owner of 8,481,000 shares of Class A Common Stock

b)	Percent of class:

(i)	19.7% for Sponsor;

(ii)	19.7% for Holdings; and

(iii)	19.7% for Realty.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon 8,625,000 shares of Class B Common Stock and 34,500,000 shares of Class A Common Stock reported to be outstanding as of November 12, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission on November 12, 2021.

c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

8,481,000 shares for Sponsor;

8,481,000 shares for Holdings; and

8,481,000 shares for Realty.

(ii)	Shared power to vote or to direct the vote:

0 shares for Sponsor;

0 shares for Holdings; and

0 shares for Realty.

(iii)	Sole power to dispose or to direct the disposition of:

8,481,000 shares for Sponsor;

8,481,000 shares for Holdings; and

8,481,000 shares for Realty.

(iv)	Shared power to dispose or to direct the disposition of:

0 shares for Sponsor;

0 shares for Holdings; and

0 shares for Realty.

CUSIP No. 74981W107	SCHEDULE 13G	Page 7 of 8

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. 74981W107	SCHEDULE 13G	Page 8 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2022

RXR ACQUISITION SPONSOR LLC

By:	/s/ Jason Barnett
Name: Jason Barnett
Title: Director

RXR STRATEGIC HOLDINGS LLC

/s/ Jason Barnett
Name: Jason Barnett
Title: Director

RXR REALTY LLC

/s/ Jason Barnett
Name: Jason Barnett
Title: Director